Greenberg Traurig

RECEIVED

2004 OCT 18 A 10: 30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045527

October 7, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Eiffel Technologies Limited. (the "Issuer")
File Number 82-34747

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Preliminary Final Report for the year ended June 30, 2004;

2. Notice dated August 27, 2004 in respect of the annual general meeting ;

3. Notice of General Meeting, dated August 27, 2004;.

4. New issue announcement dated August 12, 2004;

5. Annual Report for the year ended June 30, 2004; and

6. Announcement to the ASX, dated September 29, 2004;

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Very truly yours,

Ross Kaufman

10/19

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
WILMINGTON
ZURICH

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977

Lodged with the ASX under Listing Rule 4.3A

Contents

Appendix 4E – Preliminary final report for the year ended 30 June 2004

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road, North Ryde,
New South Wales, 2113
Australia
Telephone +61 2 9805 0022
Facsimile +61 2 9805 0044
www.eiffeltechnologies.com.au

Appendix 4E

Preliminary Final Report for the Year ended 30 June 2004

Results for announcement to the Market

Comparison to the previous corresponding period (30 June 2003)

		Change %		30 June 2004 $
Revenue from ordinary activities	Up	93.0%	to	1,251,908
Loss from ordinary activities after tax attributable to members	Down	21.3%	to	3,836,893
Net loss attributable to members	Down	21.3%	to	3,836,893
No dividends are proposed				

Review of Operations

The Directors are pleased to report on the continued development of Eiffel.

The 2004 year has been an evolutionary period for the Company as it increasingly focuses on delivering optimum commercial value from its proprietary Supercritical Fluid (SCF) technologies. Eiffel's strategic objectives have been to drive its collaborative and in-house drug development activities, further strengthen its patent position and build the infrastructure to support the growth of the business.

The year has seen the business establish its scaled-up development facility and corporate office at the Macquarie Park industrial estate, located in North Ryde, Sydney. The company has achieved a 100-fold scale up of its technologies at this new facility.

The Therapeutic Goods Administration (TGA) recently granted the company's research facility at the University of NSW a licence to manufacture therapeutic goods. Eiffel is now able to manufacture clinical trial batches and consequently bring products to trial quickly.

Research and Commercial Achievements

Encouraging animal studies have led Eiffel to focus on collaborations with pharmaceutical companies working on non-injectable means of delivering insulin, a market with an estimated value of US$6 Billion. Inhaled insulin is the delivery option attracting most international interest and Eiffel is currently working with several companies who are evaluating its re-engineered insulin in their different delivery devices.

Studies with re-engineered asthma drugs with several international drug delivery companies are well advanced with progress announcements on the results and future direction of this work expected to be made shortly.

Internal development projects showing particular promise include the re-engineering of several asthma drugs. The company has also made considerable progress with the refining of its screening processes for identifying drugs suitable for re-engineering. Over 30 drugs have been evaluated to date, of which at least five have been shown to have potential for improved performance with Supercritical Fluid Technology.

Three further patent applications are expected to be lodged in the short to medium term. These will add to Eiffel's existing patent estate of five patent families.

Financial Overview

Revenue has grown by 93% to $1,251,908 from $648,555 due primarily to the receipt of R&D Start Grant funding totalling $1,063,191.

Total expenses have decreased by 8% to $5,088,801 from $5,526,490. When the impact of the reorganisation of the Group that occurred in 2003 is excluded, total expenditure has increased by 16%. This increase can be attributed to the increase in research related expenditure that has occurred during the year, which has seen the establishment of an in-house research team, combined with the additional expenditure that has resulted from the establishment of the North Ryde premises. Depreciation has also increased due to the impact of the investments that have been made in capital equipment over the last two years.

Capital expenditure for the year was $763,413 which has primarily been incurred in relation to the establishment of the scaled-up facility.

Cash at the end was $650,966. Net cash used in operating activities was $3,260,639 which represents a 14.8% reduction in net cash used in operating activities from the previous year as a result of continually improving cash management.

On 6 August 2004, it was announced that $3,000,000 had been raised through a placement of shares to institutions and other professional investors. $2,290,500 has been received, with the remaining $709,500 expected to be received immediately following approval by shareholders at the general meeting to be held 29 September 2004. The funds raised will be used to accelerate the commercial development of the business and to pursue corporate opportunities.

Audit in Process

This report is based in accounts which are in the process of being audited.

Thomas J. Hartigan
Chairman of the Board
Eiffel Technologies Limited

Date: 27 August 2004

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated Entity	
		2004	**2003**
	Note	**$**	**$**
Revenues from ordinary activities	2	1,251,908	648,555
Research expenses		(2,789,710)	(1,939,130)
Corporate and administration expenses		(1,547,190)	(1,596,514)
Commercialisation expenses		(609,051)	(740,252)
Amortisation of goodwill		(250,000)	(187,500)
Group reorganisation recovery / (expense)		107,150	(1,063,094)
Expenses from ordinary activities		(5,088,801)	(5,526,490)
Loss from ordinary activities before income tax expense	2	(3,836,893)	(4,877,935)
Income tax expense relating to ordinary activities		-	-
Net loss after income tax expense attributable to members of the parent entity		(3,836,893)	(4,877,935)
Basic earnings per share (cents per share)		(1.97)	(3.20)
Diluted earnings per share (cents per share)		(1.68)	(3.20)

The accompanying notes form part of this financial report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	Consolidated Entity 2004 $	Consolidated Entity 2003 $
CURRENT ASSETS			
Cash assets		650,966	4,939,848
Receivables		251,634	530,225
Inventories		-	41,974
Other		176,388	122,400
TOTAL CURRENT ASSETS		1,078,988	5,634,447
NON-CURRENT ASSETS			
Other financial assets		31,829	25,977
Property, plant and equipment		1,521,267	938,285
Other		333,463	308,337
Intangible assets		62,500	312,500
TOTAL NON-CURRENT ASSSETS		1,949,059	1,585,099
TOTAL ASSETS		3,028,047	7,219,546
CURRENT LIABILITIES			
Payables		700,253	1,270,290
Loans payable		62,500	250,000
Lease liabilities		38,975	-
Provisions		104,600	61,600
TOTAL CURRENT LIABILITIES		906,328	1,581,890
NON-CURRENT LIABILITIES			
Lease liabilities		63,819	-
Loans payable		-	62,500
TOTAL NON-CURRENT LIABILITIES		63,819	62,500
TOTAL LIABILITIES		970,147	1,644,390
NET ASSETS		2,057,900	5,575,156
EQUITY			
Contributed equity	3	29,755,926	29,436,289
Accumulated losses	4	(27,698,026)	(23,861,133)
TOTAL EQUITY		2,057,900	5,575,156

The accompanying notes form part of this financial report.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity 2004 $	2003 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers and grants		1,497,300	59,579
Payments to suppliers and employees		(4,887,922)	(4,073,244)
Interest received		134,497	299,453
Borrowing costs		(4,514)	(84,578)
Net cash provided by (used in) operating activities		(3,260,639)	(3,798,790)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(763,413)	(751,807)
Proceeds on sale of property, plant and equipment		610	-
Amounts received under contract sale		-	2,725,000
Net cash provided by (used in) investing activities		(762,803)	1,973,193
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		-	7,089,106
Payment of share issue costs		-	(927,843)
Repayment of lease liability		(15,440)	-
Repayment of borrowings		(250,000)	(274,880)
Net cash provided by (used in) financing activities		(265,444)	5,886,383
Net increase (decrease) in cash held		(4,288,882)	4,060,786
Cash at the beginning of the financial year		4,939,848	879,062
Cash at the end of the financial year		650,966	4,939,848

The accompanying notes form part of this financial report.

NOTE 1: BASIS OF PREPARATION

It is recommended that this financial report be read in conjunction with any public announcements made by Eiffel Technologies Limited and its controlled entities during the year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001.*

The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those applied in the 30 June 2003 annual report.

The report does not include full disclosures of the type normally included in an annual financial report.

	Consolidated Entity	
NOTE 2: LOSS FROM ORDINARY ACTIVITIES	**2004 $**	**2003 $**
The following revenue and expenditure items are relevant in explaining the financial performance for the period:-		
Revenue:		
Revenue from operations	-	31,743
Revenue from sales or services	34,621	34,142
Revenue from grants	1,063,191	-
Interest revenue	134,497	316,116
R&D Concession rebate - 2002	-	262,163
Other revenue	19,599	4,391
	1,251,908	648,555
Expenses:		
Depreciation	298,055	129,950
Borrowing costs	4,514	48,792
Reorganisation expenses		
Costs associated with acquiring 100% ownership of Eiffel Research & Development Pty Limited		
- Legal costs	-	210,909
- Losses previously attributable to minority interests	-	493,594
Costs associated with realisation of the amount owed by former subsidiary PharmAction Manufacturing Pty Limited		
- Forgiveness of debt	-	123,699
- Provision for doubtful dents	-	275,000
- Recovery of costs previously written off	(107,150)	(40,108)
	(107,150)	1,063,094

PharmAction Manufacturing Pty Limited was put into Administration pursuant to Section 436A of the Corporations Act 2001 on August 26, 2001, after which the Board of the Company decided to fully provide for the remaining debt as doubtful.

A charge was held over specific manufacturing plant and equipment owned by PharmAction Manufacturing Pty Limited for which $97,150 was realised from its sale in December 2003. Prior to the receipt of the proceeds from the sale of the plant and equipment, additional receipts totalling $10,000 were received in July and August 2003.

	Consolidated Entity	
	2004 $	2003 $
NOTE 3: CONTRIBUTED EQUITY		
Balance at the beginning of the reporting period	29,436,289	20,467,876
Net proceeds of shares issued	319,637	8,968,413
Balance at the end of the reporting period	29,755,926	29,436,289

Share issues during the year	Date	Price (cents)	Number of shares	Amount $
Payment in lieu of consultancy services	31/07/03	18.00	833,000	149,940
Former Director retirement allowances	18/08/03	15.00	400,000	60,000
Bonus to Chief Executive Officer	03/02/04	10.00	355,000	35,500
Payment in lieu of consultancy services	03/02/04	17.50	423,984	74,197
			2,011,984	319,637
Balance at the start of the year			193,360,591	29,436,289
Balance at the end of the year			195,372,575	29,755,926

	2004	2003
NOTE 4: ACCUMULATED LOSSES		
Balance at the beginning of the reporting period	(23,861,133)	(18,983,198)
Net loss attributable to members	(3,836,893)	(4,877,935)
Balance at the end of the reporting period	(27,698,026)	(23,861,133)

NOTE 5: OPTIONS TO PURCHASE ORDINARY SHARES

Options issued during the year	Vesting Date	Expiry Date	Exercise Price (cents)	Number of Options
Vested Options				
Global Markets Capital Corporation	31/07/03	31/07/08	25.00	900,000
Global Markets Capital Corporation	03/02/04	03/02/09	25.00	900,000
Director options	03/02/04	03/02/09	12.50	1,500,000
Director options	30/06/04	30/06/09	15.00	2,500,000
Employee options	03/02/04	03/02/07	15.00	1,000,000
Employee options	30/06/04	30/06/07	15.00	500,000
Employee options	30/06/04	30/06/07	15.00	500,000
Employee options	30/06/04	30/06/07	14.00	500,000
Employee options	01/06/04	25/03/09	11.00	500,000
				8,800,000
Not Vested				
Director options	31/12/04	31/12/09	18.00	2,500,000
Employee options	01/10/04	01/10/07	15.00	1,000,000
Employee options	30/06/05	30/06/08	15.00	500,000
Employee options	30/06/05	30/06/08	15.00	500,000
Employee options	08/03/05	08/03/10	11.00	500,000
				5,000,000
Total options issued during the year				13,800,000

Reconciliation of Options

Balance at the start of the year (vested)	32,000,000
Lapsed during the year	(500,000)
Granted and vested during the year	8,800,000
Granted but not vested during the year	5,000,000
Balance at the end of the year	45,300,000

NOTE 5: OPTIONS TO PURCHASE ORDINARY SHARES (Continued)

Status of outstanding options	Vesting Date	Expiry Date	Exercise Price (cents)	Number of Options
Vested	20/12/00	19/12/04	25.00	500,000
Vested	02/03/02	01/03/05	25.00	2,000,000
Vested	20/12/01	19/12/04	25.00	500,000
Vested	23/10/02	23/10/07	25.00	25,000,000
Vested	21/11/02	20/11/07	25.00	3,000,000
Vested	18/12/02	17/12/06	25.00	500,000
Vested	31/07/03	31/07/08	25.00	900,000
Vested	03/02/04	03/02/09	25.00	900,000
Vested	03/02/04	02/02/09	12.50	1,500,000
Vested	03/02/04	03/02/07	15.00	1,000,000
Vested	30/06/04	30/7/07	14.00	500,000
Vested	01/06/04	25/03/09	11.00	500,000
Vested	30/06/04	30/06/09	15.00	2,500,000
Vested	30/06/04	30/06/07	15.00	1,000,000
Not Vested	31/12/04	31/12/09	18.00	2,500,000
Not Vested	01/10/04	01/10/07	15.00	1,000,000
Not Vested	30/06/05	30/06/08	15.00	1,000,000
Not Vested	08/03/05	08/03/10	11.00	500,000
				45,300,000

NOTE 6: SEGMENT REPORTING

The company operates in the one business segment i.e. research and commercialisation of Supercritical Fluid technologies for the purpose of re-engineering established drugs to improve bioavailability and enhance performance.

	Consolidated Entity	
	2004 Cents	2003 Cents
NOTE 8: NET TANGIBLE ASSET BACKING		
Net tangible asset backing per ordinary share	1.02	2.72

NOTE 9: EARNINGS PER SHARE	Number	Number
Weighted average number of potential ordinary shares used as the denominator in calculating the basic earnings per share	194,788,385	152,560,421
Weighted average number of potential ordinary shares used as the denominator in calculating the diluted earnings per share	229,032,768	152,560,421

NOTE 10: CONTINGENT LIABILITIES

At the time this report was prepared the Directors were not aware of any contingent liabilities of a material nature.

NOTE 11: DISCLOSING THE IMPACTS OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO IFRS

The Australian Accounting Standards Board ("AASB") is adopting International Financial Reporting Standards ("IFRS") for application to reporting periods beginning on or after 1 January 2005. The AASB has issued AASB equivalents to IFRS, and Urgent Issues Group Abstracts corresponding to International Financial Reporting Interpretations adopted by the International Accounting Standards Board. These Australian pronouncements will be known as Australian equivalents to IFRS. The adoption of Australian equivalents to IFRS will be first reflected in the financial statements of Eiffel Technologies Limited for the year ending 30 June 2006.

The company is managing the transition to the new Standards by analysing the pending standards and Urgent Issues Group Abstracts to identify key differences in accounting policies that are expected to arise on the adoption of Australian equivalents to IFRS.

The company has analysed the Australian equivalents to IFRS, and the key changes in accounting policies required on adoption of Australian equivalents to IFRS are set out below:

Accounting Standard AASB 2 will require share based payment transactions, such as the issue of options to Directors and employees, to be recognised in the financial statements. This applies to options issued after 7 November 2002 that do not vest before the period covered by the financial statements. The new accounting policy will require an expense to be recognised over the vesting period, at an amount equal to the fair value of the options granted.

EIFFEL TECHNOLOGIES
Eiffel Technologies Limited
ABN 96 072 178 977

File No. 82-34747

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

000001
EIF

MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

27 August 2004

Dear Shareholder

GENERAL MEETING

On behalf of the Board of Directors I am writing to extend an invitation to you to attend a General Meeting of the Company, to be held on Wednesday, 29 September 2004, at Eiffel Technologies, Ground Floor, Dow Corning Building, 3 Innovation Road, North Ryde, NSW, 2113, commencing at 11:00am.

The purpose of the General Meeting is to obtain shareholder approval for the issue of shares and options described below:

Placement shares issued
On 6 August 2004 the Company announced a capital raising of $3.0m by way of an institutional and professional investor placement.

A total of 27,763,637 ordinary shares were issued on 11 August pursuant to the placement. The shares were issued as fully paid at an issue price of $0.0825 per share.

Placement shares proposed to be issued
A total of a further 8,600,000 ordinary shares were proposed to be issued pursuant to the placement subject to shareholder approval. The shares are to be issued as fully paid at an issue price of $0.0825 per share.

Issue of employee share options
The Company has issued share options to Mr Craig Boyd in recognition of services rendered to the Company and to align the interests of those employees with the interests of the Company.

The purpose and implications of the resolutions to be considered at the General Meeting are set out in the Explanatory Notes that accompany the enclosed Notice of General Meeting, particularly in the section entitled "ASX Listing Rule Requirements and this Meeting".

I urge you to carefully consider the Explanatory Notes because they contain important information that is relevant to your decision on how to vote at the General Meeting.

The Board of Directors unanimously supports these resolutions and looks forward to your attendance at this meeting. If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (03) 9473 2555 so that it is received by 11.00am on Monday, 27 September 2004.

Yours sincerely

Thomas J Hartigan
Chairman

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: + 61 2 9805 0022
F: + 61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

27 August 2004

NOTICE OF GENERAL MEETING

Notice is given that a meeting of members of Eiffel Technologies Limited ("Company") will be held at Eiffel Technologies, Ground Floor, Dow Corning Building, 3 Innovation Road, North Ryde, New South Wales, 2113 at 11.00am on Wednesday, 29 September 2004, to transact the business set out below.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.

ORDINARY BUSINESS

1. Approval of issue of shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purpose of Listing Rule 7.4 of Australian Stock Exchange Limited, the issue and allotment on 11 August 2004 of 27,763,637 fully paid shares in the capital of the Company at an issue price of $0.0825 each to existing clients of Intersuisse Limited be and is hereby approved."

2. Approval to proposed issue of shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purpose of Listing Rule 7.1 of Australian Stock Exchange Limited, the issue and allotment, within 3 months of the date of this meeting, of up to 4,300,000 fully paid ordinary shares in the Company to Jagen Pty Limited at an issue price of $0.0825 be and is hereby approved."

3. Approval to proposed issue of shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purpose of Listing Rule 7.1 of Australian Stock Exchange Limited, the issue and allotment, within 3 months of the date of this meeting, of up to 4,300,000 fully paid ordinary shares in the Company to existing clients of Intersuisse Limited at an issue price of $0.0825 be and is hereby approved."

4. Approval of issue of options

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purpose of Listing Rule 7.4 of Australian Stock Exchange Limited, the issue on 1 June 2004 of 1,000,000 share options (each to acquire one fully paid ordinary share in the capital of the Company) to Craig Boyd on the terms specified in the explanatory notes accompanying this notice be and is hereby approved."

By order of the Board

Craig Boyd
Company Secretary

27 August 2004

VOTING EXCLUSION STATEMENT

1. In accordance with ASX Listing Rule 7.5.6, the Company will disregard any votes cast on resolutions 1 and 4 by or on behalf of the following:

RESOLUTION	PERSONS EXCLUDED FROM VOTING
Resolution 1 – Issue of Shares	Each person (and any associate of that person) to whom the securities referred to in the resolution were issued.
Resolution 4 – Issue of Options to C Boyd	C Boyd (and any associate of that person).

2. In accordance with ASX Listing Rule 7.3.8, the Company will disregard any votes cast on resolutions 2 and 3 by or on behalf of the following:

RESOLUTION	PERSONS EXCLUDED FROM VOTING
Resolution 2 – Proposed Issue of Shares	Jagen Pty Ltd (and any associate of that person).
Resolution 3 – Proposed Issue of Shares	Each person (and any associate of that person) to whom the securities referred to in the resolution are to be issued.

Despite the foregoing, the Company is not required to disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) by the chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed.

A member which is a body corporate, or a body corporate appointed as proxy, may appoint an individual as a representative to exercise the body corporate's voting rights at the meeting of members pursuant to 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7:00pm, Monday, 27 September 2004 will be taken, for the purpose of voting at the general meeting, to be held by the persons who were registered holders at that time.

EXPLANATORY NOTES

These explanatory notes have been prepared to assist shareholders with their consideration of the resolutions set out in the notice of meeting of members to be held on 29 September 2004.

BACKGROUND

The purpose of the meeting of members is to consider and, if thought fit, approve a number of issues of shares and issues of options made, or proposed to be made, by Eiffel Technologies Limited ("Company").

The Company is seeking shareholder approval for these issues under the Listing Rules of Australian Stock Exchange Limited ("ASX Listing Rules"), which regulate the circumstances in which new securities are issued by companies listed on the Australian Stock Exchange ("ASX").

Resolutions 1 to 3 described in the notice of meeting of members relate to a private placement arranged by the Company in August this year. The placement involves the issue of 36,363,637 ordinary shares to the persons described in resolutions 1 to 3 of these explanatory notes. The Company issued 27,763,637 of these shares on 11 August 2004 ("First Tranche"). The issue of the remaining 8,600,000 shares ("Second Tranche") is conditional on shareholder approval being obtained at this meeting of members.

The Company undertook the private placement to raise funds to accelerate the commercial development of the business of the Company and to pursue corporate opportunities. Over the next 12 to 18 months, the Company aims to:

- Secure further commercial agreements for its collaborative non-injectable insulin projects.
- Commence the manufacture of pharmaceutical products for collaborative agreements.
- Screen a further 8 re-engineered drugs, of which three are expected to progress to pre-clinical trials and one to go on to clinical trials.
- Commence pre-clinical studies on the most promising in-house development drugs by the first quarter of 2005, with the objective of having one in a clinical trial by early 2006.
- Lodge three additional patent applications by the end of 2004.
- Explore the potential to acquire additional re-engineering technology platforms and/or complementary drug delivery technologies.

The Company retained the services of Intersuisse Corporate Pty Limited, the corporate advisory arm of Intersuisse Limited to manage the placement. The shares were placed with clients of Intersuisse Limited at $0.0825 per share.

Resolution 4 seeks shareholder approval for the issue of options to Mr Craig Boyd, an employee of the Company.

ASX LISTING RULE REQUIREMENTS AND THIS MEETING

The resolutions contained in the notice of meeting of members are being put before shareholders in accordance with ASX Listing Rules 7.1 and 7.4.

Broadly speaking, ASX Listing Rule 7.1 provides that a listed company may issue, in aggregate, up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. The issue of the First Tranche of the placement shares was made within this limit and therefore shareholder approval was not required.

The Company had also made various issues of options in the past 12 months. As a result of the issue of these options and the First Tranche of the placement shares, the Company cannot make

any further significant issues of securities without shareholder approval (because of the 15% limit in Listing Rule 7.1). It is therefore necessary for the Company to seek shareholder approval (resolutions 2 and 3) to enable it to issue the securities detailed in the resolutions.

Under Listing Rule 7.4, the Company can "renew" its ability to issue securities within the limit set out in Listing Rule 7.1, by having members approve the issue of securities for which shareholder approval was not obtained at the time of the issue. The Company therefore seeks shareholder approval (resolutions 1 and 4) to the First Tranche of the private placement shares and to one option issue made by the Company. If approved, this will give the Company the ability to issue further securities up to 15% of its issued capital without needing to obtain shareholder approval. The Board believes that this will provide the Company with the flexibility to raise additional capital as and when appropriate.

Resolution 1 – Approval for Shares Issued on 11 August 2004

Resolution 1 seeks shareholder approval for the issue of ordinary shares comprising the First Tranche of the private placement of the Company's shares announced on 6 August 2004.

A total of 27,763,637 ordinary shares were issued on 11 August pursuant to the First Tranche of the placement to clients of Intersuisse Limited. The shares were issued as fully paid at an issue price of $0.0825 per share.

The shares carry the same rights as ordinary shares in the Company and rank equally with fully paid ordinary shares in the Company currently on issue.

Funds raised by the issue of these shares will be used to accelerate the commercial development of the Company's business and to pursue corporate opportunities.

Resolutions 2 and 3 – Approval of Proposed Issue of Shares

Resolutions 2 and 3 seek shareholder approval for the issue of ordinary shares, which comprise the Second Tranche of the Company's private placement.

A total of 8,600,000 ordinary shares are proposed to be issued by no later than 8 October 2004 and, in any event, no later than 3 months after the date of the meeting to Jagen Pty Limited and other clients of Intersuisse Limited. The shares will be issued as fully paid at an issue price of $0.0825 per share.

The shares will carry the same rights as ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares in the Company currently on issue.

Funds raised by the issue of these shares will be used to accelerate the commercial development of the Company's business and to pursue corporate opportunities.

Resolution 4 – Approval of Issue of Options to Mr Craig Boyd

Resolution 4 seeks shareholder approval for the issue of 1,000,000 options to Mr Craig Boyd which occurred on 1 June 2004.

Mr Boyd joined the Company on 8 March 2004 as chief financial executive. The Board considered it critical to attract a high calibre applicant to the position with international experience. The Board also considered it appropriate that, in part, Mr Boyd's remuneration package should be performance based. As part of the remuneration package, on 1 June 2004 1,000,000 options were agreed to be issued to Mr Craig Boyd. The options will be exercisable in two tranches:

- 500,000 options, each to subscribe for one share in the Company, granted on commencement and vesting immediately, at an exercise price is $0.11 per share. The exercise price was based on the prevailing market price at the time the options were issued. If exercised, the options must be exercised within 5 years of issue.

- 500,000 options, each to subscribe for one share in the Company granted on commencement and vesting after 8 March 2005 on performance milestones being achieved as determined by the Board, at an exercise price is $0.11 per share. The performance milestones are internal hurdles related to the development of the business set by the Board and are fundamental to the success of the business. The exercise price was based on the prevailing market price at the time the options were issued. If exercised, the options must be exercised within 5 years of issue.

None of the options carry voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company. The options will not be listed.

The shares issued consequent on exercise of the options will carry the same rights as ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares in the Company currently on issue.

In the event that the options are exercised, the Company currently intends that the funds raised will be used for the Company's research and development projects.

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

EIFFEL TECHNOLOGIES
Eiffel Technologies Limited
ABN 96 072 178 977

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001 EIF
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Eiffel Technologies Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Eiffel Technologies Limited to be held at Eiffel Technologies, Ground Floor, Dow Corning Building, 3 Innovation Road, North Ryde, New South Wales on Wednesday, 29 September 2004 at 11.00am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 1 to 4 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1 to 4below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 to 4 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against
Item 1	Approval of issue of shares - clients of Intersuisse Limited	☐	☐
Item 2	Approval to proposed issue of shares - Jagen Pty Limited	☐	☐
Item 3	Approval to proposed issue of shares - clients of Intersuisse Limited	☐	☐
Item 4	Approval of issue of options - Craig Boyd	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

PLEASE SIGN HERE

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

EIF 18PR

EIF_WIP_154031/000001/000005/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the two boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 11.00am on Wednesday, 29 September 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Registered Office - Eiffel Technologies Limited, 3 Innovation Road, North Ryde NSW 2113 Australia
	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - Eiffel Technologies Limited, PO Box 1412, Macquarie Centre, North Ryde NSW 2113 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

12 August 2004

To:	Announcements Section ASX
Company:	Australian Stock Exchange
No. of Pages:	2

NOTICE UNDER SECTION 708A(6) OF THE CORPORATIONS ACT

On 6 August 2004, Eiffel Technologies Limited ABN 97 093 232 805 (**Company**) announced its intention to issue 36,363,637 fully paid ordinary shares by way of a private placement (**Issue**) that may be subject to a subsequent offer for sale. The Company relies on section 708A(5) of the Corporations Act (**Act**) in relation to the Issue.

In accordance with section 708A(6) the following information is provided:

a) this notice is given within 5 business days after the day of the Issue;

b) the Issue is without disclosure to investors under Part 6D.2 of the Act;

c) this notice is given under section 708A(5)(e) of the Act;

d) as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act;

e) as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours faithfully,

Craig Boyd
Company Secretary

For further information on Eiffel, please contact: -

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

About Eiffel Technologies

Eiffel is a Sydney-based drug re-engineering company which uses Supercritical Fluid technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. The company both collaborates with the owners of existing drugs and conducts its own drug development to re-engineer drugs approaching the end of their patent life. Because it is dealing with existing drugs, its re-engineered products have the potential to get to the market in less than half the time and at a fraction of the cost of a totally new drug, and have proven and large markets. Eiffel's research program focuses on developing and improving drugs in a range of therapeutic areas, including diabetes, asthma, cardiovascular, anti-inflammatory and antiviral disease. The company currently has agreements with Oriel Therapeutics, Meridica and a US specialty pharmaceutical company on inhaled insulin.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,763,637 ordinary shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.0825 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used to accelerate the commercial development of the business and to pursue corporate opportunities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	223,136,212	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,800,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company secretary)

Print name: Craig Boyd..

== == == == ==

+ See chapter 19 for defined terms.